Washington, D.C.  20549

                                                   SCHEDULE 13D
                                     Under the Securities Exchange Act of 1934
                                                (Amendment No. 22)

                                            NEW GENERATION FOODS, INC.
                                                 (Name of Issuer)

                                           COMMON STOCK, $0.01 PAR VALUE
                                          (Title of Class of Securities)

                                                    644463-101
                                                  (CUSIP Number)

    DAVID I. SCHAFFER, ESQ., MELTZER, LIPPE, GOLDSTEIN, WOLF & SCHLISSEL, P.C.,
               190 WILLIS AVENUE, MINEOLA, NEW YORK 11501 (516) 747-0300
                             (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices and Communications)

                                January 19, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however,  see the Notes).

Response to Question 1:           Jerome S. Flum
Response to Question 2:           N/A
Response to Question 3:           SEC USE ONLY
Response to Question 4:           N/A
Response to Question 5:           N/A
Response to Question 6:           U.S.A.
Response to Question 7:           3,910,353 (including the shares of Common
                                  Stock issuable upon conversion of the Senior
                                  Preferred Stock - see Item 5)
Response to Question 8:           0
Response to Question 9:           3,910,353 (including the shares of Common
                                  Stock issuable upon conversion of the Senior
                                  Preferred Stock - see Item 5)
Response to Question 10:          0
Response to Question 11:          3,910,353 (including the shares of Common
                                  Stock issuable upon conversion of the Senior
                                  Preferred Stock - see Item 5)
Response to Question 12:          N/A
Response to Question 13:          73.8%(including the shares of Common Stock
                                  issuable upon conversion of the Senior
                                  Preferred Stock - see Item  5)
Response to Question 14:          IN

Response to Question 1:           Flum Partners EIN#
Response to Question 2:           N/A
Response to Question 3:           SEC USE ONLY
Response to Question 4:           Working Capital
Response to Question 5:           N/A
Response to Question 6:           New York
Response to Question 7:           3,797,128 (including the shares of Common
                                  Stock issuable upon conversion of the Senior
                                  Preferred Stock - see Item 5)
response to Question 8:           3,797,128 (including the shares of Common
                                  Stock issuable upon conversion of the Senior
                                  Preferred Stock - see Item 5)
Response to Question 9:           0
Response to Question 10:          0
Response to Question 11:          3,797,128 (including the shares of Common
                                  Stock issuable upon conversion of the Senior
                                  Preferred Stock - see Item 5)
Response to Question 12:          N/A
Response to Question 13:          71.6%(including the shares of Common Stock
                                  issuable upon conversion of the Senior
                                  Preferred Stock is convertible - see Item 5)
Response to Question 14:          PN

Item 1.           Security and Issuer.

This statement relates to Common Stock, $.01 par value, of New Generation Foods, Inc. (the "Company").

Item 3.           Source and Amount of Funds or Other Consideration.

                  See Item 5.

Item 4.           Purpose of Transaction.

                  See Item 5.

Item 5.           Interest in Securities of the Issuer.

         In August 1998, the Company acquired an option (the "Option") to purchase the assets of the Credit Risk Monitor credit information service ("CRM"), for a purchase price of approximately $2.4 Million. Exercise of the Option was at the sole discretion of the Company and was conditioned, among other things, on the Company's ability to raise financing to fund the initial payment of the purchase price and CRM's working capital requirements.

         On December 29, 1998, the Company exercised the Option and, on January 19, 1999, the Company completed a private placement of 1,300,000 shares of its Common Stock to approximately

25 "accredited investors" at a purchase price of $2.50 per share, for gross proceeds of $3.25 Million, and closed the purchase of CRM as of such date.

         In anticipation of the exercise of the Option, in November 1998, Flum Partners made loans to the Company totalling $10,000 and, in consideration thereof, the Company agreed to issue to Flum Partners 2,000 shares of Common Stock.

          As a participant in the private placement, Flum Partners purchased 160,000 shares of Common Stock.

         In addition, as a condition to the private placement, Flum Partners agreed to convert all of its 1,100,000 shares of Senior Preferred Stock into 3,598,299 shares of Common Stock on or prior to the closing of the private placement. This conversion was effected as of January 19, 1999.

         As of the date hereof, Jerome S. Flum has the sole power to vote and the sole power to dispose of 113,225 shares of Common Stock. Flum Partners, of which Mr. Flum is the sole general partner, owns 3,797,128 shares of Common Stock after giving effect to the issuance of 2,000 shares, the purchase of 160,000 shares in the private placement and the conversion of the Senior Preferred Stock, all as described above, or approximately 71.6% of the outstanding shares of Common Stock, computed pursuant to Rule 13d-3(d)(i) and the note thereto, and based on the number of shares of Common Stock reported by the Company and the Form 10-QSB outstanding as of November 30, 1998, plus the additional shares issued to Flum Partners and sold to Flum Partners and others in the private placement. As sole general partner of Flum Partners, Mr. Flum has the sole power to vote and sole power to dispose of the 3,797,128 shares of Common Stock. Accordingly, Mr. Flum beneficially owns, in the aggregate, 3,910,353 shares of Common Stock, or approximately 73.8% of the outstanding shares of Common Stock, computed pursuant to Rule 13d-3(d)(1) and the note thereto, and based on the number of shares of Common Stock reported by the Company in the Form 10-QSB outstanding as of November 30, 1998, plus the additional shares issued to Flum Partners and sold to Flum Partners and others in the private placement. The 3,910,353 shares of Common Stock, or approximately 73.8% of the outstanding shares of Common Stock, may also be deemed to be owned, beneficially and collectively, by Flum Partners and Mr. Flum, as a "group", within the meaning of Section 13(d)(3) of the Act.

Item 7.      Material to be Filed as Exhibits.

Exhibit No.     Description of Exhibit

1. Subscription Agreement for 130,000 shares of Common Stock executed by Flum Partners; 2. Purchase Agreement dated as of December 29, 1998 between the Company and Market Guide, Inc.
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                                   Signature.

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999



                               /s/ Jerome S. Flum
                                 Jerome S. Flum


                               FLUM PARTNERS, L.P.

                               By:  /s/Jerome S. Flum
                                    Jerome S. Flum, General Partner





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